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FOIA Confidential Treatment Requested by Citigroup Inc.

John C. Gerspach Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10022

August 9, 2010

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549-7553

  Re:
  Re: Citigroup Inc.
  Form 10-K for Fiscal Year Ended December 31, 2009
  Filed February 26, 2010
  Form 10-Q for the Period Ended March 31, 2010
  Filed May 7, 2010
  File No. 001-09924

Dear Mr. Vaughn:

        Enhancement of the overall disclosures in filings by Citigroup Inc. ("Citigroup," the "Company," or "we") is an objective that we share with the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff's letters dated July 16, 2010 and July 20, 2010.

        For your convenience, the text of the Staff's comments is set forth in bold below, followed in each case by our response. Please note that all references in this letter to our prior responses or our responses to the Staff's prior comments refer to Citigroup's responses to the SEC Staff's

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comment letter dated April 30, 2010, which were provided in our response letter dated May 18, 2010 ("Prior Response Letter").

        In addition, we refer the Staff to our response to the Staff's prior comment 7 in our Prior Response Letter. We intend to augment the disclosure in our future filings to include success metrics for our U.S. modification programs and to describe how those metrics are considered in the determination of our allowance for loan losses. However, we intend to include this information as it is available, and we supplementally advise the Staff that such data was not available in time for inclusion in our Form 10-Q for the period ended June 30, 2010 ("Second Quarter Form 10-Q"). We currently anticipate we will include this additional disclosure in our Form 10-Q for the period ended September 30, 2010 ("Third Quarter Form 10-Q"). As we have previously done, we included qualitative information regarding the impact of our U.S. mortgage and cards modification programs on the related portfolios on pages 62 and 67, respectively, of the Second Quarter Form 10-Q.

Staff's letter dated July 16, 2010

Form 10-K for the year ended December 31, 2009

Managing Global Risk

Credit Risk, page 63

        1.     Please refer to prior comment 2 in our letter dated April 30, 2010. In your response, you address certain populations of commercial and commercial real estate ("CRE") loans. Please revise your proposed disclosures to address all categories of commercial or CRE loans for which you make modifications, including those populations excluded from your response. To the extent you make modifications that you do not account for as a troubled debt restructuring ("TDR"), please describe the type of modifications made, quantify the amount of loans subject to these modifications by category, and disclose your basis for not accounting for the modification as a TDR.

        Our response to the SEC Staff's comments 2 and 5 in the Prior Response Letter included the following populations of commercial and commercial real estate ("CRE") loans: (1) commercial and CRE loans that were renegotiated or modified pursuant to a troubled debt restructuring ("TDR") and now have accrual status, and (2) commercial and CRE loans that were renegotiated or modified pursuant to a TDR and now are non-accrual. We believe our disclosure of TDRs is consistent with peer financial institutions and the SEC's Guide 3 requirements on risk elements

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involving nonaccrual, past due and restructured loans, and we intend to continue to provide this information in our future filings.

        With a view toward fully responding to the Staff's prior comment 2 and its request for information and disclosure on commercial or CRE "workout" transactions, we provided additional information regarding the scope of our commercial and CRE loan modifications in our Prior Response Letter, beyond the SEC's Guide 3 requirements for TDRs. This additional information in our Prior Response Letter was intended to acknowledge that modifications of loans involving a troubled borrower may not always meet the definition of a "troubled debt restructuring," as they may not involve granting a concession (a required element of a TDR). Accordingly, we included in our Prior Response Letter information on commercial and CRE loans that were rated "substandard non-performing" or worse that were renegotiated or modified and now have an upgraded risk rating and accrual status because the borrower has performed for a period of time, generally six months, in accordance with the revised terms of the modified loan.

        In response to the SEC staff's current comment 1, we focus our discussion on loan modifications more broadly. We modify commercial and CRE loans not only in cases of a troubled borrower, but also in cases where a borrower is not troubled. We modify non-troubled loans in the ordinary course of business. These may take a variety of forms and serve a variety of purposes. For example, modifications could affect substantive business terms, such as renegotiating covenants, adjusting interest rates, modifying maturity or commitment levels as well as affecting the reporting or administrative obligations of the obligor. These modifications are made for typical commercial reasons, are subject to our normal underwriting standards for new loans and are not made in response to a borrower's troubled status. Modifications are made to ensure that the underlying financing is optimal for the borrower's purposes in the context of cost, structure, and flexibility, and that the modified loan continues to meet Citigroup's normal underwriting standards.

        The troubled status of a borrower is best indicated by the loan's classification or risk rating. Citigroup maintains a process of categorizing facilities, consistent with the applicable bank regulations, that is based on credit quality and the ability or willingness of the obligor to honor its commitments. Moreover, we evaluate these risks based on an obligor's expected performance, i.e., the likelihood that the borrower will be able to service its obligations in accordance with the agreed upon terms. These classifications are regularly audited by the banking regulators. The regulatory credit classifications are: Special Mention, Substandard (Performing and Non-Performing), Doubtful and Loss. Facilities that are not covered by these definitions are Pass facilities for which no formal regulatory credit classification exists. Our credit classifications are as follows:

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        Pass:    A Pass facility is typically associated with a marginal risk or low-loss-severity-rated facility, extended to an obligor with competitive financing alternatives, which is adequately protected by the borrower's current sound worth, sustainable cash flow and exhibits no evident credit weakness.

        Special Mention: A Special Mention classified asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the facility or in the institution's credit position at some future date. Special Mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

        Substandard (Performing):    A Substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Facilities so classified must have a well defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected.

        Substandard Non-Performing: A Substandard Non-Performing facility has all the weaknesses of a Substandard facility with the added uncertainty of full collectability of principal and interest.

        Doubtful:    A Doubtful asset is one for which collection or liquidation in full is highly questionable.

        Loss:    A Loss-classified asset is considered uncollectible or of such little value that its continuance as bankable asset is not warranted.

        Key attributes considered in assigning credit classifications below Pass include, but are not limited to, the following: declining revenues or margins, adverse economic or competitive conditions, inadequate debt service coverage, management weakness, pending litigation, financial reporting problems, evidence that worth or paying capacity is jeopardized, loss of collateral value, or other indication that collection or liquidation is highly questionable.

        At December 31, 2009, we had approximately [***] of commercial and CRE loans which were classified as Pass or Special Mention. Consistent with their risk classifications, loans that are rated Pass or Special Mention do not involve a troubled borrower. Because the modifications of these loans do not involve a troubled borrower and typically do not involve any concession, we have not accounted for them as TDRs and did not include them in our Prior Response Letter

[***]
The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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or our expanded future disclosures. Modifications of these loans do not impact our non-performing loan metrics, as the loans have accrual status and are not considered impaired. Accordingly, we do not believe that disclosing modification information on Pass and Special Mention loans is meaningful to the users of our financial statements who are analyzing the credit risk of our commercial and CRE loan portfolios.

        Loans that are classified Substandard (Performing) have an identified weakness, but Citigroup expects to be fully repaid according to the terms of the loan and thus generally do not involve a troubled borrower. At December 31, 2009, we had approximately [***] of commercial and CRE loans that were classified as Substandard (Performing). Modifications of these loans do not impact our non-performing loan metrics, as the loans have accrual status and are not considered impaired. Accordingly, similar to Pass and Special Mention, we do not believe that disclosing modification information on Substandard (Performing) loans is meaningful to the financial statement user who is analyzing the credit risk of our commercial and CRE portfolios.

        On the other hand, loans that are rated Substandard Non-Performing or worse involve a troubled borrower. At December 31, 2009, we had approximately [***] of commercial and CRE loans that were classified as Substandard Non-Performing or worse, based on the bank regulatory definitions discussed above. Consistent with the SEC Staff's request for disclosure of "workout" situations, we will further expand our proposed disclosure beyond the SEC's Guide 3 requirements and intend to disclose modifications of loans that are rated Substandard Non-Performing or worse in our future filings, including whether the modification was reflected as a TDR. Thus, we will not limit the disclosure of modified commercial and CRE loans to cover only TDRs (see footnotes 2 and 3 to the table below). Beginning with the Third Quarter Form 10-Q, we currently intend to include disclosure similar to the following:

          In certain circumstances, Citigroup modifies its corporate loans. In many cases, these modifications involve a non-troubled borrower, are subject to Citi's normal underwriting standards for new loans, and are made for typical commercial reasons. In other cases, the loan modifications involve a troubled borrower and Citi may grant a concession to the borrower in the modification. Modifications involving troubled borrowers may include extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, reduction in the face amount of the debt, or reduction of past accrued interest. In cases where Citi grants a concession to a troubled borrower, Citi accounts for the modification as a troubled debt restructuring (TDR) under ASC 310-40.

        The following table presents corporate loans, whose terms were modified in a TDR:

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The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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In millions of dollars	September 30, 2010	December 31, 2009
Corporate renegotiated loans(1)
In U.S. offices
Commercial and industrial(2)
Mortgage and real estate(3)
Loans to financial institutions
Other

In offices outside the U.S.
Commercial and industrial(2)
Mortgage and real estate(3)
Loans to financial institutions
Other

Total corporate renegotiated loans

(1)
Includes $XX million of non-accrual loans included in the non-accrual assets table above.

(2)
In addition to modifications reflected as TDRs, Citi also modified $XX million of commercial loans risk rated "Substandard Non-Performing" or worse (asset category defined by banking regulators). These modifications were not considered TDRs because the modifications did not involve a concession (a required element of a TDR for accounting purposes).

(3)
In addition to the modifications reflected as TDRs, Citi also modified $XX million of commercial real estate loans risk rated "Substandard Non-Performing" or worse (asset category defined by banking regulators). These modifications were not considered TDRs because the modifications did not involve a concession (a required element of a TDR for accounting purposes).

        We will also disclose commercial and CRE TDRs included in Consumer renegotiated loans.

Non-Accrual Assets, page 66

        2.     Please refer to prior comment 3 in our letter dated April 30, 2010. Please tell us the following information related to the $5 billion in unsold leveraged loans transferred from the held-for-sale portfolio to the held-for-investment portfolio:

a.
It appears from your disclosure on page 88 of the 2009 Form 10-K that you originated these loans with the intent to sell. Please specifically confirm these loans were originated with the intent to sell and were classified as such upon origination. If not, please clarify when these loans were transferred to the held-for-sale portfolio.

        We confirm that the unsold leveraged loans transferred in the fourth quarter of 2008 from the held-for-sale portfolio to the held-for-investment portfolio were originated as part of a strategy to distribute with the intent to sell and were classified as such upon origination.

b.
We note from your disclosure on page 88 of the 2009 Form 10-K that you originate a portion of your highly leveraged financings as held-for-sale. Please clarify whether you continue to do so, and if so, explain the difference in intent between the loans transferred to the held-for-investment portfolio and the newly originated loans.

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        Beginning in mid-2009, as the leveraged financing market started to recover, we resumed originating these leveraged financing transactions and the loan portion that Citigroup seeks to sell is recorded as loans held-for-sale. In contrast to the older vintage highly leveraged loans transferred to held-for-investment in the fourth quarter of 2008, newly originated leveraged loans generally have debt service amounts that absorb a smaller portion of the cash flows generated by the borrower's business and they contain more traditional covenants to protect the lender. For newly originated leveraged loans, we have been successful in selling the vast majority of our exposures to the market prior to or shortly after funding. The older vintage highly leveraged loans (originated prior to mid-2008) transferred to the held-for-investment portfolio in the fourth quarter of 2008 possess greater risk that the borrower may not be able to meet its debt obligations, which adversely impacts our ability to sell those positions for a value which the Company believes is representative of the implicit credit risk. The Company intends to continue to hold these older vintage highly leveraged loan positions for the foreseeable future.

c.
We note from your disclosure on page 227 of the 2009 Form 10-K that you retained a small amount of highly leveraged loans as held-for-sale. Please clarify why the majority of leveraged loans were transferred back to the held-for-investment portfolio while some remained designated as held-for-sale.

        There are only two of the older vintage highly leveraged loans that we retained in the held-for-sale portfolio. One of those loans has a fair value (and carrying value pursuant to lower of cost or market (LOCOM) accounting) of [***] and face amount of [***] as of December 31, 2009. The second loan had a fair value of [***] and a face amount of [***] as of such date. We decided not to reclassify these loans to the held-for-investment portfolio because they had either been fully or almost fully written down through a valuation allowance under LOCOM accounting and the remaining carrying amounts were not material.

d.
Clarify whether you wrote off any portion of these loans prior to the transfer back to the held-for-investment portfolio, and if so, quantify the amount.

        Citigroup recorded pre-tax write-downs through earnings on these highly leveraged loans of approximately [***] (relative to a face amount of [***]) during the time period they were accounted for as held-for-sale and measured at LOCOM.

e.
Disclose the accounting model you to plan to use to accrete interest income on the loans.

[***]
The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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        Citigroup has determined that the payment of interest or principal is doubtful on approximately [***] carrying value of the older vintage highly leveraged loans reclassified to the held-for-investment portfolio. Those loans are considered non-accrual assets for which we are not accreting interest income. Interest income on the remaining balance of highly leverage loans transferred from the held-for-sale portfolio to the held-for-investment portfolio is accreted consistent with ASC 310-10 (FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases). Accretion is recognized over the period to legal final maturity of the loans. We determined that the methodology in ASC 310-10 is appropriate because the loans were originated by Citigroup and thus are not in the scope of ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer).

Consumer Loan Modification Programs, page 72

        3.     Please refer to prior comment 8c in our letter dated April 30, 2010. We note your response that if a borrower misses two consecutive payments under a credit card loan modification, the loan reverts back to its original terms. From your provided timeline, it appears that the loan would be reported 90 days past due if the borrower misses three consecutive payments after the loan modification. Please address the following and provide us with your proposed disclosures:

a.
Revise your disclosure in future filings to clarify your loan aging classification policy related to past due loans that are modified, specifically addressing whether you re-age the loan upon modification to bring the loan current or whether the loan maintains the past due classification until payment is received.

        Since the predominant amount of our loan modifications granting concessions to borrowers in financial difficulty is concentrated within the U.S., we will provide the following type of disclosure in our future filings, beginning with the Third Quarter Form 10-Q:

          The policy for re-aging modified U.S. consumer loans to current status varies by product. Generally, one of the conditions to qualify for these modifications is that a minimum number of payments (typically ranging from one to three) be made. Upon modification, the loan is re-aged to current status. However, re-aging practices for certain open-ended consumer loans, such as credit cards, are governed by Federal Financial Institutions Examination Council (FFIEC) guidelines. For such open-ended consumer loans subject to FFIEC guidelines, one of the conditions for the loan to be re-aged to current status is

[***]
The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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that at least three consecutive minimum monthly payments or the equivalent amount must be received. In addition, under FFIEC guidelines, the number of times that such a loan can be re-aged is subject to limitations (generally once in 12 months and twice in five years). Furthermore, FHA/VA loans are modified under those respective agencies' guidelines, and payments are not always required in order to re-age a modified loan to current.

b.
Clarify how a modified loan would be reported if it was past due at the time of modification. For example, please clarify how the loan would be reported if it was 60 days past due at the time of modification and the borrower missed one or more payments under the modified terms.

        Citigroup believes that the practice of re-aging loans to current status upon modification is appropriate because at the time of modification, the customer exhibits a renewed willingness and ability to pay. This is evidenced by the minimum payment requirement described below, as well as by other means, depending on the product.

        Delinquency reporting for modified U.S. consumer loans varies by product. In most cases, if a loan is 60 days past due at the time of modification, but is of a type that is re-aged to current status upon modification (because at least 1 to 3 payments were made in order to receive the modification), it will be reported as current in the period of the modification. If that borrower misses one (or more) payments under the modified terms, that loan would be reported as 30 days (or more) past due.

        For open-ended U.S. consumer loans subject to FFIEC guidelines, including credit cards, if the borrower does not make the requisite payment(s) to qualify for re-aging, then the past due status is retained upon modification, and the delinquency reporting in the period of the modification reflects that retained delinquency status. Therefore, if such a loan is 60 days past due at the time of modification, it will be reported as such in the period of the modification. When the borrower misses a payment under the modified terms, that loan will then be reported as 90 days past due.

c.
If you do re-age the loan to current status upon modification and, therefore, the loan would not return to 90 days past due status until the borrower missed three or more payments under the modified terms, tell us how you concluded that this was appropriate. Describe how you consider this practice in the migration analysis used to determine the appropriate allowance for loan losses.

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        Citigroup believes that the practice of re-aging loans to current status upon modification, as discussed above, is appropriate because at the time of modification, the customer exhibits a renewed willingness and ability to pay. This is evidenced by the minimum payment requirement described above, as well as by other means, depending on the product.

        When a U.S. consumer loan is modified in order to grant a concession to a borrower in financial difficulty, the allowance for loan losses is determined in accordance with, or materially consistent with, ASC-310-10-35 (FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan). The allowance for such loans is not determined based on the results of a migration analysis. Instead, the loan loss reserve for these loans reflects their expected lifetime losses, including the probability of redefault.

Significant Accounting Policies and Significant Estimates

Allowance for Credit Losses, page 107

        4.     We note your response to prior comment 10 from our letter dated April 30, 2010, and related proposed disclosures. Please further address the following:

a.
You state that you "typically" and "frequently" seek payment from guarantors under the contractual agreements for commercial and CRE loans, and for loans where the collateral is less liquid or the loan is unsecured, respectively. Please revise future filings to further describe the circumstances under which you do not pursue repayment from the guarantor. In your disclosure please specifically address how often this occurs and whether there has been any material impact on your estimate of loan losses as a result, and how this is incorporated into your risk rating on the loan and in your analysis for loan losses.

        We pursue performance on our guarantees. In future filings, we will not use terms like "typically" and "frequently." As described in our Prior Response Letter, a guarantee of commercial and CRE loans is generally used to facilitate the borrower's cooperation in a restructuring situation, resulting in reduction of the loan exposure. The guarantor facilitates the borrower's cooperation at our request. Note that we do not record a lower loan loss reserve strictly on the basis that we expect the guarantor to facilitate borrower cooperation.

        In the rare event that the guarantor is unwilling or unable to perform or facilitate borrower cooperation, we pursue a legal remedy. If we do not pursue a legal remedy, it is because we believe that the guarantor does not have the financial wherewithal to perform regardless of our legal action or because there are legal limitations on simultaneously pursuing guarantors and foreclosure.

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        We monitor a guarantor's financial wherewithal based on net worth, cash flow statements, and personal or company financial statements, as applicable. When Citi's monitoring of the loan indicates that the guarantor's wherewithal to pay is uncertain or has deteriorated, there is either no change in the risk rating, because the guarantor's credit support was never initially factored in, or the risk rating is adjusted to reflect that uncertainty or deterioration. Accordingly, a guarantor's ultimate failure to perform or a lack of legal enforcement of the guarantee does not materially impact the allowance for loan losses, as there is typically no further significant adjustment of the loan's risk rating at that time. Citigroup included disclosure similar to above on page 48 of the Second Quarter Form 10-Q, and we intend to include the disclosure in our future filings.

b.
We note your response to bullet "e" that there are circumstances under which you carry an impaired loan at a value in excess of the appraised value as a result of your reliance on guarantor support. Please expand your disclosure in future filings to discuss how accurate your estimate of cash flows has been in the past. Discuss whether you have recorded material increases to any reserves recorded on these loans when guarantors fail to make payments or you choose not to pursue repayment from the guarantor.

        As described in our Prior Response Letter, only in rare circumstances is an impaired commercial or CRE loan carried at a value in excess of the appraised value due to a guarantee arrangement. In those rare circumstances, we have not recorded material increases to the allowance for loan losses when guarantors fail to make payments or when we decide not to pursue a legal remedy related to the guarantor. Citigroup included disclosure similar to the above on page 48 of the Second Quarter Form 10-Q, and we intend to include the disclosure in our future filings.

c.
Your response does not appear to address the extent of your success with enforcing guarantor support. Please revise your disclosure in future filings to specifically describe, and quantify to the extent possible, how successful you have been with seeking and enforcing performance under the guarantee.

        As stated above, we seek performance on guarantee arrangements and to date we believe we have been successful in obtaining cooperation, reducing the loan exposure, or furthering our litigation strategy against the borrower or guarantor in the vast majority of cases. As described in our Prior Response Letter, "seeking performance" entails obtaining satisfactory cooperation from the guarantor to achieve our strategy in the specific situation. The guarantee facilitates the guarantor's and borrower's cooperation with our request. This

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activity occurs in the normal course of business and typically results in a satisfactory level of cooperation by the guarantor, and where the guarantor continues to have financial wherewithal, a reduction in the loan exposure. This regular cooperation from guarantors is indicative of pursuit and successful enforcement of the guarantee: the credit exposure is reduced without the expense and burden of pursuing a legal remedy. Enforcing a guarantee via legal action against the guarantor is not the primary means of resolving a troubled loan situation and rarely occurs. We intend to include this disclosure in our future filings.

d.
Revise your disclosure in future filings to clarify whether you reserve differently for non-performing loans which are guaranteed but for which you are not seeking performance under the guarantee contract. Specifically address whether you would reserve less for these loans than you would if they were non-performing and not guaranteed.

        We do not reserve differently for non-performing loans which are guaranteed but for which we are not seeking performance under the guarantee contract. Specifically, we do not reserve less for these loans as compared with loans that are non-performing and not guaranteed. We included this disclosure on page 48 of the Second Quarter 2010 Form 10-Q, and we intend to include the disclosure in our future filings.

Securitizations—Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 107

        5.     We note your response to prior comment 11 in our letter dated April 30, 2010. We are continuing to evaluate your response and may have further comments.

        See Citigroup's response under "Staff letter dated July 20, 2010" below.

Representations and Warranties, page 130

        6.     We note your response to prior comment 12 to our letter dated April 30, 2010 and your disclosures on pages 130-131 of your 2009 10-K and page 49 of your March 31, 2010 Form 10-Q. Please respond to the following:

a.
Revise your future filings to disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not timely respond.

        The following is a disclosure we provided on page 55 of our Second Quarter Form 10-Q and intend to provide in future filings:

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        For GSEs, the response to the repurchase claim is required within 90 days of the claim receipt. If Citi did not respond within 90 days, the claim would then be discussed between Citi and the GSE. For private investors, the time period for responding is governed by the individual sale agreement. If the specified timeframe is exceeded, the investor may choose to initiate legal action.

        For your information, for private investors, the period of time for responding is governed by the individual sale agreement and ranges from 60 to 90 days.

b.
Revise your future filings to disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other). If this amount has grown over the periods for any claimant, please address any qualitative factors that are considered in your methodology to account for this fact.

        The following is the disclosure we provided on page 55 of our Second Quarter Form 10-Q and intend to provide in future filings:

          Projected future repurchases are calculated, in part, based on the level of unresolved claims at quarter-end as well as trends in claims being made by investors. ...
  As would be expected, as the trend in claims and inventory increases, Citi's reserve for repurchases typically increases. Included in Citi's current reserve estimate is an assumption that repurchase claims will remain at elevated levels for the foreseeable future, although the actual number of claims may differ and is subject to uncertainty. Furthermore, approximately half of the repurchase claims in Citi's recent experience have been successfully appealed and resulted in no loss to Citi.

          The number of unresolved claims by type of claimant as of June 30, 2010 and December 31, 2009, was as follows:

Number of claims	June 30, 2010	December 31, 2009
GSEs	4,166	2,575
Private investors	214	309
Mortgage insurers(1)	98	204

Total	4,478	3,088

(1)
Represents the insurer's rejection of a claim for loss reimbursement that has yet to be resolved. To the extent that mortgage insurance will not cover the claim on a loan, Citi may have to make-whole the GSE or private investor.

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c.
Tell us whether you have experienced additional repurchase requests in more recent periods from mortgage insurers, monoline insurers or other investors. If so, please tell us how you have increased the reserve related to these claimants and discuss how this additional reserve was established. As part of your response, please address the success rates you are experiencing with these types of claims.

        Since 2008, substantially all of Citi's loan sales have been to GSEs (FNMA, FHLMC and GNMA). Furthermore, the volume of non-conforming loans that we could sell has declined significantly over the last two years. As a result, the number of whole loan sales to private investors has declined significantly and there has been no securitization activity with private investors since the second quarter of 2008.

        In addition, the Company has experienced a large increase in repurchase requests and actual repurchases in 2009 and the first half of 2010 compared with prior periods, primarily from the GSEs. While the number of repurchase requests from private investors fluctuates from quarter to quarter, it has generally approximated [***] of total requests since the second quarter of 2009. Actual repurchases by private investors have represented [***] or less of total repurchases since 2008.

        [***]

        In both 2009 and 2010, the Company has increased its repurchase reserve. These increases to the reserve are recorded as a change in estimate with a decrease to Other Revenue in the period established.

        Our Prior Response Letter stated, "In our future filings, as applicable and to the extent material, Citigroup will provide disclosure of known trends and uncertainties regarding its repurchase reserve that Citigroup reasonably expects may have a material impact on its results of operations, liquidity or capital resources, in accordance with Item 303 of Regulation S-K."

        We provided the following disclosure on page 54 of our Second Quarter Form 10-Q:

          The repurchase reserve is calculated separately by sales vintage (i.e., the year the loans were sold) based on various assumptions. While substantially all of Citi's current loan sales are with GSEs, with which Citi has considerable historical experience, these assumptions contain a level of uncertainty and risk that, if different from actual results,

[***]
The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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    could have a material impact on the reserve amounts. The most significant assumptions used to calculate the reserve levels are as follows:

  •
  Loan documentation requests: Assumptions regarding future expected loan documentation requests exist as a means to predict future repurchase demand trends. This assumption is based on recent historical trends as well as anecdotal evidence and general industry knowledge around the current repurchase environment. For example, Citi has observed an increase in the level of staffing and focus by the GSEs to "put" more loans back to servicers. These factors are considered in the forecast of expected future repurchase claims and changes in these trends could have a positive or negative impact on Citigroup's repurchase reserve. During 2009 and the first half of 2010, loan documentation requests were trending higher than in previous periods, which in turn had a negative impact on the repurchase reserve.

  •
  Repurchase claims as a percentage of loan documentation requests: Given that loan documentation requests are an indicator of future repurchase claims, an assumption is made regarding the conversion rate from loan documentation requests to repurchase claims. This assumption is based on historical performance and, if actual rates differ in the future, could also impact repurchase reserve levels. This percentage was generally stable during 2009 and the first quarter of 2010, but deteriorated slightly in the second quarter of 2010.

  •
  Claims appeal success rate: This assumption represents Citi's expected success at rescinding an investor claim by satisfying the investor demand for more information, disputing the claim validity, etc. This assumption is based on recent historical successful appeals rates. These rates could fluctuate and, in Citi's experience, have historically fluctuated significantly based on changes in the validity or composition of claims. During 2009 and the first quarter of 2010, Citi's appeal success rate improved from levels in prior periods, which had a favorable impact on the repurchase reserve. However, there was a slight deterioration in the appeal success rate in the second quarter of 2010.

  •
  Estimated loss given repurchase or make-whole: The assumption of the estimated loss amount per given repurchase or make-whole payment is applied separately for each sales vintage to capture volatile housing prices highs and lows. The assumption is based on actual and expected losses of recent repurchases/make-whole payments calculated for each sales vintage year, which are impacted by factors such as macroeconomic indicators and overall housing values. During 2009, the loss per loan on repurchases/make-whole payments increased. While Citi experienced stabilization in this metric during the first quarter of 2010, such metric slightly deteriorated in the second quarter of 2010.

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        Please refer to our response to the Staff's comment 6.b. above for a discussion of the success rate we have experienced to date for these types of claims.

d.
Revise your future filings to disclose, by claimant, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims.

        We believe that the fair value of loans repurchased during a period can be derived from the disclosure of the unpaid principal balance of loans repurchased, the reserve utilization amounts and the make-whole payments that we provided in our Second Quarter Form 10-Q. Furthermore, the unpaid principal balance amounts and fair value of loans relating to make-whole payments are not relevant, because the loans are not repurchased and therefore are not subsequently recorded on our balance sheet.

        We believe that the most meaningful information to the readers of our financial statements is the amount of losses incurred from these repurchases and make-whole payments during the periods presented. The total losses are presented as "utilizations" in our roll-forward of the repurchase reserve for each period, and the make-whole payments for those periods are also separately disclosed. Losses relating to repurchases are the difference between those amounts for the respective periods. The following is the disclosure we provided on pages 53 and 54 of our Second Quarter Form 10-Q and intend to provide in future filings:

          The unpaid principal balance of repurchased loans for representation and warranty claims for the three months ended June 30, 2010 and June 30, 2009 was as follows:

	Three months ended June 30
	2010	2009
In millions	Unpaid Principal Balance	Unpaid Principal Balance
GSE	$63	$83
Private Investor	8	4

Total	$71	$87

          The unpaid principal balance of repurchased loans for representation and warranty claims for the six months ended June 30, 2010 and June 30, 2009 was as follows.

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	Six months ended June 30,
	2010	2009
In millions	Unpaid Principal Balance	Unpaid Principal Balance
GSEs	$150	$156
Private investor	12	10

Total	$162	$166

          In addition, Citi recorded make-whole payments of $43 million and $17 million for the three months ended June 30, 2010 and June 30, 2009, respectively, and $66 million and $24 million for the six months ended June 30, 2010 and June 30, 2009, respectively.

        Accordingly, Citigroup does not intend to include the fair value of loans subject to repurchase or make-whole payments or the unpaid principal balance related to make-whole payments during the periods presented in future filings.

e.
Revise your future filings to disclose which particular representation and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, please address any trends in terms of the losses associated with the various types of defects.

        The following is the disclosure that we included on page 53 of our Second Quarter Form 10-Q and we intend to provide this disclosure in future filings:

          When selling a loan, Citi makes various representations and warranties relating to, among other things, the following:

  •
  Citi's ownership of the loan;

  •
  the validity of the lien securing the loan;

  •
  the absence of delinquent taxes or liens against the property securing the loan;

  •
  the effectiveness of title insurance on the property securing the loan;

  •
  the process used in selecting the loans for inclusion in a transaction;

  •
  the loan's compliance with any applicable loan criteria established by the buyer; and

  •
  the loan's compliance with applicable local, state and federal laws.

        For the three and six months ended June 30, 2010, almost half of Citi's repurchases and make-whole payments were attributable to misrepresentation of facts by either the borrower or a third party (e.g., income, employment, debts, FICO, etc.), up from approximately a quarter for the respective periods in 2009. In addition, for the three and six months ended June 30, 2010, approximately 20% of Citi's repurchases and make-whole payments related to appraisal issues (e.g., an error or misrepresentation of value), up from approximately 9% for the respective 2009 periods. The third largest category of repurchases and make-whole payments in 2010, to date, related to program requirements

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e.g., a loan that does not meet investor guidelines such as contractual interest rate), which was the second largest category in the first half of 2009. There is not a meaningful difference in incurred or estimated loss for each type of defect.

f.
Tell us whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for.

        The Company accrues for expected losses on all loans sold, including those that are currently performing.

g.
Discuss the extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level analysis to reject or accept the claims.

        The Company analyzes each claim on a loan-by-loan basis to determine whether to reject or accept claims made.

h.
Tell us whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to Citigroup underwriting standards. If so, tell us what actions you have taken with respect to this.

        The Company purchases loans from correspondent mortgage companies. Those correspondents provide similar representations and warranties to us that we in turn provide to investors in separate third-party transactions. We aggressively pursue collection from the correspondents through legal and other means.

i.
Tell us whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies. If so, tell us how this is factored into the estimation of your accrued liability.

        The Company generally sources its loans through either its retail, broker, or correspondent channels. The following table represents the percentage of claims by channel for the 12 months ended December 31, 2009, and the six months ended June 30, 2010:

        [***]

[***]
The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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        A correspondent is a third party originator from which the Company purchases loans at the time of origination. A broker sources loans for the Company, but it is originated directly by Citigroup. A retail loan is sourced and originated directly by Citigroup. The channel is not a specific factor in the estimate of the Company's repurchase reserve, but as illustrated above, the relative number of claims sourced by each channel has not significantly changed from 2009 to 2010 year-to-date. Any recourse back to the correspondents is not an important factor in the estimation of this reserve.

j.
Revise your future filings to address any trends or differences in your exposure to repurchase requests relative to others in your industry.

        We do not have enough visibility into the relevant data requested by the Staff of others in the industry in order to describe trends or differences in exposure to repurchase requests. Moreover, Citigroup does not believe it is appropriate to include comparisons to other registrants' financial data within our SEC filings.

k.
Tell us the specific assumptions and/or methodologies that changed during the period that resulted in the $493M change in estimate. As part of your response, tell us the actual assumption into the model before and after the change and support how any change in methodology is better able to capture your repurchase liability.

        [***] During 2009, as loan documentation package requests and the level of outstanding claims increased (we have observed increased levels of staffing and focus by the GSEs to put more loans back to servicers), [***]. These factors contributed to the $493 million change in estimate for this reserve in 2009.

        [***]

[***]
The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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l.
You state you believe that the amount of loss under your repurchase obligations can be reasonably estimated, and that the provisions of ASC 450-20-30-1 are not applicable, because you book a reserve based on your best estimate. We note that you have arrived at your best estimate of the amount of loss, and as such you would not need to accrue the minimum of the range under that paragraph. However, we continue to believe that, where a range of reasonably possible loss is estimable and the top of the range is in excess of the amount accrued, the range should be disclosed pursuant to ASC 450-20-50-3. Please refer also to the examples provided in ASC 450-20-55-35, which indicates that the range of reasonably possible loss should still be disclosed even in situations where the company accrued its best estimate of probable loss. Please revise your proposed disclosure for future filings to provide such disclosure or tell us in greater detail why you believe it is not appropriate.

        Based on the nature of the reserve, a range of reasonably possible loss is not estimable. Therefore, the following is the disclosure we provided on page 55 of our Second Quarter Form 10-Q and which we intend to provide in future filings:

          Citi does not believe a meaningful range of reasonably possible loss related to its repurchase reserve can be determined.

Legal Proceedings, page 263

7.
Please refer to prior comment 19 in our letter dated April 30, 2010. It appears your threshold for disclosure is whether you can estimate "with certainty" what the ultimate timing or resolution of the pending matters will be. We do not believe that this criterion is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses, which appears unusual given the different stages of each of the litigation matters disclosed. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

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        Citigroup acknowledges that the phrase "with certainty" does not appear in ASC 450 (FASB Statement No. 5, Accounting for Contingencies) in connection with the threshold for disclosure of estimates. While in using that phrase Citigroup did not intend to suggest that it was applying, and did not apply, a different threshold for disclosure of estimates than that described in ASC 450, Citigroup agrees that its use of that phrase in its 2009 Form 10-K was imprecise. Citigroup has not used that phrase in its subsequent quarterly filings and will not use it in its future filings.

        Citigroup also agrees to consider providing additional disclosure to help a reader evaluate the potential magnitude of a claim in those circumstances where it cannot estimate the possible loss or range of loss, provided that such information is available to Citigroup at the time, is not privileged, and is sufficiently reliable to be helpful to a reader. As we noted in our Prior Response Letter, however, non-privileged quantitative information is not always available or reliable, particularly in the early stages of litigation. In its Second Quarter Form 10-Q, Citigroup has provided additional quantitative information, where possible, for those matters being updated. We would refer the Staff, for example, to the discussion of Lehman Structured Notes Matters on page 196:

          The Public Prosecutor seeks a monetary penalty of approximately 132 million Euro.

and the Terra Firma Litigation on page 197:

          Plaintiffs allege that but for the oral misrepresentations Maltby would not have acquired EMI for approximately £4 billion. ... Plaintiffs seek billions of dollars in damages. Citigroup believes it has strong factual and legal defenses to the claims asserted by plaintiffs, including that ... Citigroup has properly exercised its legal rights as a lender in relation to the approximately £2.5 billion of financing it provided Maltby, and plaintiffs suffered no damages.

        The Staff opines that the absence of discussion of the possible loss or range of loss for most disclosed matters "appears unusual given the different stages of each of the litigation matters disclosed." As discussed in our Prior Response Letter, for a registrant as large as Citigroup, material matters tend to be highly complex, volatile, and slow in developing, and it is not at all unusual in Citigroup's experience for the possible loss or range of loss in such matters to remain difficult to estimate until late in the proceedings. Nonetheless, we will consider whether reliable estimates of a possible loss or range of loss can be made for disclosed matters at an earlier stage. For those matters being updated in the Second Quarter Form 10-Q, we have concluded that we cannot yet make a reliable estimate of the possible loss or range of loss, but we have provided more explicit disclosure about the reasons why we cannot state an estimate as well as provided

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additional quantitative information to the extent available, as described above. We would refer the Staff, for example, to the discussion of Credit-Crisis-Related Litigation and Other Matters on page 196:

          Certain of these matters assert claims for substantial or indeterminate damages. The claims asserted in these matters typically are broad, often spanning a multi-year period and sometimes a wide range of business activities, and the plaintiffs' alleged damages typically are not quantified or factually supported in the complaint. The most significant of these matters remains in very preliminary stages, with few or no substantive legal decisions by the court or tribunal defining the scope of the claims, the class (if any), or the potentially available damages, and fact discovery is still in progress or not yet begun. In many of these matters, Citigroup has not yet answered the complaint or asserted its defenses. For all these reasons, Citigroup cannot at this time estimate the possible loss or range of loss, if any, for these matters or predict the timing of their eventual resolution.

including the bondholder action described on page 196:

          Securities Actions:  On July 12, 2010, the district court issued an order and opinion granting in part and denying in part defendants' motion to dismiss the consolidated class action complaint in IN RE CITIGROUP INC. BOND LITIGATION. In this action, lead plaintiffs assert claims on behalf of a putative class of purchasers of forty-eight corporate debt securities, preferred stock, and interests in preferred stock issued by Citigroup and related issuers over a two-year period from 2006 to 2008. The court's order, among other things, dismissed plaintiffs' claims under Section 12 of the Securities Act of 1933 but denied defendants' motion to dismiss certain claims under Section 11 of that Act. A motion for partial reconsideration of the latter ruling is pending. Fact discovery has not yet begun, a class certification motion has not yet been filed, and plaintiffs have not yet quantified the putative class's alleged damages. Because of the preliminary stage of the proceedings, Citigroup cannot at this time estimate the possible loss or range of loss, if any, for this action or predict the timing of its eventual resolution. Additional information relating to this action is publicly available in court filings under the consolidated lead docket number 08 Civ. 9522 (S.D.N.Y.) (Stein, J.).

as well as the Terra Firma Litigation on page 197:

          Because, among other reasons, the parties have widely divergent views of the merits, and they have not yet briefed either summary judgment motions that may resolve the matter in whole or significant part or motions in limine that may limit the testimony a jury would hear at trial, including as to damages, Citigroup cannot at this time estimate the

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    possible loss or range of loss, if any, for this action. The case, captioned TERRA FIRMA INVESTMENTS (GP) 2 LIMITED, et al., v. CITIGROUP, INC., et al., was removed to the United States District Court for the Southern District of New York, where it is currently pending under docket number 09-cv-10459 (JSR). Additional information regarding the action is publicly available in court filings under that docket number. Trial is scheduled for October 2010.

        Citigroup appreciates the Staff's agreement that estimates of the possible loss or range of loss for disclosed matters may be aggregated. While we believe that in some circumstances disclosure of estimates, even on an aggregated basis, could reveal privileged information and be highly prejudicial to a registrant, including Citigroup, we understand that ASC 450 requires disclosure where the registrant can estimate the possible loss or range of loss, and we believe that aggregation will assist registrants, including Citigroup, in providing disclosure of estimates where required without undue prejudice in some, although not all, circumstances.

        Citigroup agrees in principle with the Staff's request that Citigroup provide "explicit disclosure for each of the litigation matters that you are unable to estimate ... and the reasons why you are unable to provide an estimate," but it is unsure how the Staff intends this request to be applied to matters that are disclosed only on an aggregated basis because individually they are immaterial. Where matters are appropriately disclosed by category rather than individually, Citigroup believes it is likewise appropriate to provide aggregated disclosure about the reasons for its inability to provide an estimate of the possible loss or range of loss for that category of disclosed matters. In its Second Quarter Form 10-Q, Citigroup has provided explicit disclosure about the reasons why we are unable to provide an estimate by category where the matters referred to are disclosed only by category (e.g., Credit-Crisis-Related Litigation and Other Matters on page 197, quoted above) and by individual matter where the individual matter has been disclosed (e.g., In re Citigroup Bond Litigation on page 197 and Terra Firma Litigation on page 198, also quoted above).

Form 10-Q for the year period March 31, 2010

Financial Statements

Note 14. Securitizations and Variable Interest Entities, page 116

8.
We note from your disclosure on page 119 that "certain limited partnerships where the Company is the general partner and the limited partners have the right to replace the general partner or liquidate the funds" are not included in the table of VIEs presented on pages 117-118. Please tell us whether you consider these structures to be VIEs. If you do

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not believe these structures are VIEs, please tell us the basis for your conclusion. If you do consider these structures to be VIEs, please tell us and revise to disclose why you do not believe you have a) rights to receive benefits or obligations to absorb losses that could be potentially significant to the entity, and b) the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity.

        Citigroup's disclosure on page 119 of the Form 10-Q for the period ended March 31, 2010 ("First Quarter Form 10-Q") quoted in the Staff's comment above specifically addresses limited partnerships that are funds or investment management vehicles in Citigroup's Capital Advisors business, where Citigroup is the general partner and a simple majority of the third-party limited partners have the right to replace the general partner without cause or liquidate the limited partnership (we refer to these vehicles as "Investment Management Limited Partnerships"). The Investment Management Limited Partnerships include approximately [***] vehicles with assets of [***] as of March 31, 2010. Citigroup's investment in these vehicles is about [***] as of March 31, 2010. The Investment Management Limited Partnerships are not VIEs for the reasons discussed below.

        The Investment Management Limited Partnerships have been provided a deferral from the requirements of ASC 810-10, which was formerly FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167) because they meet the requirements in Accounting Standards Update No. 2010-10, Consolidation (Topic 810), Amendments for Certain Investment Funds (ASU 2010-10). Specifically, the Investment Management Limited Partnerships meet the following criteria:

  (1)
  The entity being evaluated for consolidation is an investment company;

  (2)
  Citigroup does not have an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity; and

  (3)
  The entity being evaluated for consolidation is not:

  •
  a securitization entity;

  •
  an asset-backed financing entity; or

  •
  an entity that was formerly considered a qualifying special-purpose entity.

        Because the Investment Management Limited Partnerships are provided a deferral from the requirements of SFAS 167, they are still subject to the requirements of ASC 810-10-05 (FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities) (FIN 46R). This impacts the determination of whether certain Investment Management Limited Partnerships are VIEs. In contrast to SFAS 167, FIN 46R supports evaluating the rights of limited partners on a collective basis when determining whether equity holders as a group have the ability to make decisions

[***]
The following information has been redacted in accordance with Citigroup's request for confidential treatment.

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about an entity's activities that have a significant effect on the success of the entity. Specifically, under FIN 46R, equity holders are able to meet the criteria in paragraph 5(b)(1) if substantive kick-out or liquidation rights are exercisable by a simple majority of the limited partners (other than Citigroup).

        As noted above, the Investment Management Limited Partnerships meet the criteria in paragraph 5(b)(1) of FIN 46R because they provide substantive kick-out or liquidation rights that are exercisable by a simple majority of the limited partners. The Investment Management Limited Partnerships also meet the other conditions in paragraph 5 of FIN 46R not to be considered VIEs. Thus, the Investment Management Limited Partnerships are considered voting interest entities that are evaluated for consolidation under ASC 810-20 (formerly EITF Issue No. 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights). The Investment Management Limited Partnerships are not classified as VIEs and are, therefore, not included in the table on pages 117-118 of the First Quarter Form 10-Q. In contrast, please note that certain limited partnerships that are investment companies where the Company is the general partner are VIEs (because the limited partners do not possess substantive kick-out or liquidation rights) and are therefore included in the line item entitled "Investment funds" in the table on pages 117-118 of the First Quarter Form 10-Q.

Staff's letter dated July 20, 2010

Form 10-K for the year ended December 31, 2009

Securitizations—Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 107

        1.     We note your response to prior comment 11 to our letter dated April 30, 2010. In regard to the collateralized debt and loan obligation (CDO) structures discussed in your response, please address the following related to each of your CDO structures:

          Citigroup provides the following responses to the SEC's questions concerning its CDO structures. These responses relate only to the CDO structures discussed in Citigroup's Form 10-K for the year ended December 31, 2009.

a.
Provide a schematic of the transaction for each unique type of structure that you have engaged in.

        Please refer to the schematics for CDO structures, attached as Appendix A.

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b.
Explain in greater detail why the impact of deconsolidation was an increase of total assets by $1.9 billion.

        Synthetic CDOs are transactions where the exposure to risk is obtained through the CDO vehicle writing protection in the form of credit default swaps (CDS) on a referenced credit. The risk is then transferred to the market through the issuance of cash bonds or CDS contracts.

        In certain synthetic CDO transactions, Citigroup would purchase protection from the CDO in the form of a CDS on a portfolio of referenced credits and then write protection to the synthetic CDO in the form of a CDS for a portion of that risk (typically the "super-senior" tranche). For example, Citigroup could purchase protection from 0-100 (so no "deductible") on a portfolio (where 0 represents no loss and 100 represents a total loss) and then sell the 20-100 risk back to the CDO (via a written CDS). In this circumstance, Citigroup has economically bought first loss protection capped at 20. In circumstances where Citigroup had been consolidating this CDO vehicle under ASC 810-10-05 (FIN 46R), the purchased and sold CDS contracts between Citigroup and the CDO were eliminated in consolidation. When Citigroup deconsolidated these transactions upon the adoption of ASC 810-10 (SFAS 167), the purchased and sold CDSs were no longer eliminated in consolidation. The CDS assets and liabilities had to be shown gross as derivative assets and liabilities on Citigroup's consolidated balance sheet, because certain CDO transaction structures do not provide master netting arrangements required for netting under ASC 210-20 and 815-10 (FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts). The total impact of this accounting treatment was to increase assets by $1.9 billion.

c.
Tell us who the sponsor of the entity is and discuss the other parties involved with the entity.

        For CDO transactions, parties involved with the entity may include:

    •
    Investors in the CDO;

    •
    a third-party asset manager;

    •
    rating agencies;

    •
    liquidity provider;

    •
    Citigroup as the underwriter of securities issued by CDO; and

    •
    Interest rate swap counterparty.

        In our responses below, we provide more detail regarding the roles and responsibilities of these various parties. Based on that information, we believe either the third-party asset

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manager or Citigroup as structurer and underwriter could be viewed as the sponsor. However, we do not believe this has an impact on the power analysis and the ultimate determination of primary beneficiary.

d.
Provide additional information about the design of the entity, including but not limited to:

•
Whether the entity actively buys and sells investment assets;

  See the section entitled Purchase and Sale of Assets of the Vehicle in our response to the Staff's comment 1.e. below.

  •
  Whether the entity holds or otherwise specifies the servicing criteria for its investment assets;

  Since the assets of the CDOs are primarily asset-backed securities, there is very little traditional servicing required for CDOs. Traditional servicing, if any, is done by the third-party asset manager. Third-party trustees are engaged to maintain listings of assets held by the CDO, which in turn are used to enforce investment eligibility criteria. The trustee also reports cash flow activity and ensures distributions are made to investors pursuant to transaction agreements.

  •
  Whether the entity issues beneficial interests following an initial issuance; and

  Generally, the notes are issued only at inception of the CDO transaction. However, for certain CDOs where a portion of the liabilities was in the form of commercial paper ("CP"), the amount of CP outstanding was increased to a pre-specified maximum amount as the CDO accumulated assets. The CP was then rolled over or reissued by the asset manager as it expired or matured. In the event that the CP was unable to roll, it was put to the liquidity provider. There were no other modifications to the notes. Any modifications would need to be approved by all noteholders or at least a majority of each class of noteholders depending on the specific provisions of each CDO.

  •
  Whether there is any refinancing, modification or reissuance of the entity's own notes.

        Please see our response in the bullet point above.

e.
Tell us the activities that most significantly impact the entity's economic performance and discuss which party has the power to direct those activities. As

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part of your response, tell us whether any of those activities are specified outside the entity's organizing documents, and if so, tell us where they are specified, and whether they are coterminous with the entity.

        The primary purposes for which the CDO vehicles are created are to provide investors with the ability to invest in a pool of assets at a given size and risk level (versus owning the entire pool outright) and to earn a return (positive spread over an index) that is consistent with the risk taken.

        The assets of the CDO vehicles are managed by an independent asset manager which neither Citigroup nor any other party can remove without cause. The role of the asset manager is to select assets for purchase by the CDO and sell assets when necessary in accordance with the terms of the transaction indenture, with the objective of obtaining superior returns when evaluated against the risks of the assets held by the vehicles.

        The primary risks that CDO vehicles are designed to pass along are: (1) the credit risk of the bonds and other assets held by the vehicle (or reference credit in a synthetic CDO) and (2) the price risk associated with the active management, purchases and sales of the assets of the vehicle. Both risks are primarily absorbed by the investors in the vehicle in accordance with the payment waterfall of the vehicle.

        Marketing:    CDO vehicles are generally marketed to debt investors as an investment in a portfolio of bonds or other assets that are managed by an asset manager with exposure to the underlying credit risk of the borrowers. The performance record of the asset manager is often described in the marketing materials for CDO vehicles. CDO vehicles are marketed jointly by the asset manager and Citigroup as the underwriter.

Determination of Power

        The primary activities of the CDO vehicles include: (1) the purchase and sale of assets held by the vehicle, (2) the structuring and underwriting of the securities issued by the vehicle, and (3) various rights provided to noteholders and/or other secured parties.

Purchase and Sale of Assets of the Vehicle

        Prior to the occurrence of an event of default, the asset manager (pursuant to the specific contractual terms of the CDO transaction documents) generally has either: (1) the ability to purchase and sell assets that meet certain eligibility requirements, or (2) the ability to sell assets that are, at the discretion of the asset manager, identified as either credit risk impaired (e.g., the asset manager foresees credit deterioration or default) or credit improved (e.g., the asset manager foresees an improvement in the creditworthiness). This discretion is generally

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provided to the asset manager during the reinvestment period. After the reinvestment period, the asset manager generally only has the ability to sell certain assets and distribute cash flows. The asset manager cannot be removed from this role without cause.

        Upon the occurrence of an event of default of the CDO vehicle (for example, if certain coverage ratios are not met), the asset manager is no longer permitted to purchase additional assets and is either permitted to sell only those assets that are identified as defaulted or not permitted to sell any assets. The right to liquidate the CDO vehicle is generally provided either to the most senior class of noteholders or to all classes of noteholders (e.g., a majority of the outstanding notional amount of notes issued by a vehicle must direct the liquidation of the vehicle).

        Where Citigroup has super-senior exposure to CDO vehicles that are currently performing poorly, Citigroup would likely choose to liquidate those vehicles if it had the power to do so (as evidenced by the liquidation of all Citigroup-structured CDO vehicles managed by third-party asset managers when we have been provided the right to liquidate the vehicles). However, until an event of default of the CDO vehicle occurs or other similar protective triggers are met, Citigroup will not have such a right, and, even upon the occurrence of an event of default of the CDO vehicle, Citigroup may not have the unilateral ability to liquidate the CDO (because, in some instances, consent of third-party investors or other secured parties may be required).

Underwriting/Structuring

        The securities issued by CDO vehicles may be underwritten by Citigroup and reflect market rates for the securities issued by the vehicle. Underwriting and structuring activities are performed and completed by Citigroup at the inception of the transaction. There are no ongoing underwriting and structuring activities associated with a CDO vehicle originated by Citigroup once the transaction has closed. Generally, the notes are issued only at inception of the transaction. On certain CDOs where a portion of the liabilities was in the form of CP, the amount of CP outstanding was increased to a pre-specified maximum amount as the CDO accumulated assets. The CP was then rolled over or reissued by the asset manager as it expired or matured. In the event that the CP was unable to roll, it was put to the liquidity provider. There were no other modifications to the notes. Any modifications would need to be approved by all noteholders or at least a majority of each class of noteholders depending on the specific provisions of the CDO.

Rights Provided to Noteholders

        The holders of notes, funded or unfunded, issued by CDO vehicles are generally provided rights that are protective in nature and consistent with those rights provided to secured debt

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FOIA Confidential Treatment Requested by Citigroup Inc.

holders in other arrangements. The rights provided to the noteholders generally do not provide the noteholders with the ability to participate in the decisions of the vehicle that are expected to impact the economic success of the vehicle until such time as the vehicle experiences an event of default. Absent the occurrence of an event of default, the noteholders cannot generally remove the asset manager from its role without cause. Upon the occurrence of an event of default, the asset manager's rights will generally be curtailed, such that it can only sell distressed or defaulted assets and all or a portion of the investors may be provided the right to direct the liquidation of the CDO vehicle. The occurrence of an event of default will not in all circumstances result in one party being provided the ability either to remove the asset manager from its role without cause or liquidate the vehicle. For example, in cases where one party does not hold 100% of a class of notes (or, depending on how the arrangement is structured, all classes of notes), no one party may be able either to unilaterally remove the asset manager from its role or liquidate the vehicle as it may need other investors to consent to such actions.

Power Conclusion

        The asset manager, through its ability to purchase and sell the assets of the CDO vehicle, or where the reinvestment period has expired, the ability to sell the assets of the CDO vehicle, has the power to direct the activities of the vehicle that most significantly impact that entity's economic performance. This view is consistent with the fact pattern, thought process and conclusion in Example 2 of SFAS 167. Citigroup is not the asset manager of any of the CDO vehicles not consolidated by the Company under SFAS 167. When an event of default occurs for the CDO vehicle, the power to most significantly impact the entity's economic performance may no longer be held by the asset manager. An investor that has the unilateral ability either to remove the asset manager or liquidate the vehicle would be deemed to have power, or power could be shared where multiple investors or other third parties must decide the appropriate actions to take (see additional discussion under our response to SEC Staff comment 1.g. below).

        The activities that most significantly impact the CDO entity's economic performance are specified in the entity's organizing documents and are coterminous with the entity.

f.
Tell us whether you know if the asset manager consolidates the entity.

        We are not aware of the accounting that the asset managers apply to the CDO entities and whether they consolidate the CDOs.

g.
Tell us what power, if any, you acquire upon occurrence of a default. In the event of default, tell us why you need to unilaterally hold the kick out or liquidation rights in

CITI B-30

FOIA Confidential Treatment Requested by Citigroup Inc.

order to have power to direct activities that most significantly impact economic performance. As part of your response, please clarify whether power is jointly held or controlled in an event of default and discuss the creditor rights and equity holder voting rights.

        In most CDOs, there are powers held by the "controlling class." These powers can be held by either one class of note holders or many classes of note holders and other secured counterparties, depending on the particular transaction and other circumstances including the performance of the CDO. When a CDO begins performing poorly and certain coverage ratios are breached (but the CDO vehicle is not yet in default), the power remains with the asset manager who can only be removed for cause. The activities of the CDO vehicle may become more restrictive, but the manager is generally still empowered to make certain sale decisions on the assets. Once the default trigger has been reached that would allow the controlling class to either remove the manager or direct liquidation of the CDO vehicle, such actions generally require a majority vote as defined in the contractual terms of the transaction. If one party holds a majority (as defined) of the controlling class then that single party would have power, but if multiple parties must all vote together in order to constitute a majority, then power is shared among all of those parties. As a practical matter, in many of the CDO transactions Citigroup structured, particularly the "liquidity put" transactions, Citigroup held all of such senior interests (referred to as super-senior positions) comprising the controlling class and directed liquidation of the CDO vehicle as soon as possible. As we disclosed in our Second Quarter Form 10-Q, as of the end of the second quarter of 2010, all such super senior "liquidity put" transactions had been liquidated.

h.
Please describe the benefits or obligations for each of the parties identified in (c) above, and tell us the nature of the benefits or obligations, whether implicit or explicit. As part of your response, please describe whether those arrangements could potentially be significant.

        CDO vehicles can be exposed to the following risks:

  a.
  Credit risk associated with the synthetic or cash assets of the vehicle.

  b.
  Where protection has been sold by the CDO vehicle, credit risk associated with the counterparty to the arrangement.

  c.
  Interest rate risk associated with changes in the cash flows from the interest payments received on the floating-rate investments.

CITI B-31

FOIA Confidential Treatment Requested by Citigroup Inc.

Potential Creators of Variability

        The following investments have the potential to create variability (expected losses and expected residual returns) in the CDO vehicle:

  •
  Credit risk and interest rate risk associated with the synthetic and cash assets of the vehicle.

        CDO vehicles are generally marketed to debt investors as an investment in a portfolio of loans or other assets that are managed by an asset manager with exposure to the underlying credit risk of the borrowers. This exposure can take the form of cash assets or the sale of protection by the vehicle on a portfolio of referenced assets. The sale of protection by a CDO vehicle is considered a creator of variability as risk of default on the referenced portfolio is the risk that the vehicle was designed to create and distribute to investors (consistent with the marketing materials for such vehicles).

Potential Absorbers of Variability

        After identifying the contracts in the VIE that create variability, we determine that the following interests may absorb the variability of the CDO vehicle and are variable interests:

  •
  Any cash or synthetic interest issued by the vehicle;

        Interests of a CDO vehicle can take the form of funded or unfunded notes. Funded notes are notes issued by the CDO vehicle that are purchased by the investor with cash. Unfunded notes are essentially the sale of protection (in the form of a derivative) on the portfolio of referenced assets identified and managed by the asset manager. A derivative selling protection by an investor to a CDO vehicle is considered an absorber of variability as the risk of default on the referenced portfolio is the risk that the vehicle was designed to create and distribute to investors (consistent with the marketing materials for such vehicles).

  •
  Interest rate swap;

        To the extent the CDO vehicle has entered into an interest rate swap to mitigate interest rate exposure ASU 810-10-25, paragraph 25-35 (paragraph 13 of FASB Staff Position FIN 46R-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. FIN 46(R)) provides the following guidance on derivative instruments:

        Certain Derivative Instruments—The following characteristics, if both are present, are strong indications that a derivative instrument is a creator of variability:

CITI B-32

FOIA Confidential Treatment Requested by Citigroup Inc.

  a.
  Its underlying is an observable market rate, price, index of prices or rates, or other market observable variable (including the occurrence or nonoccurrence of a specified market observable event).

  b.
  The derivative counterparty is senior in priority relative to other interest holders in the entity.

        Interest rate swaps held by CDO vehicles are generally plain-vanilla swaps that: (1) have an observable underlying (LIBOR or a similar, observable rate), and (2) the derivative is senior in priority relative to the other interests in the CDO vehicle. The interest rate swap should therefore not be considered an absorber of variability.

For Asset-Backed Commercial Paper CDO Vehicles

  •
  Liquidity Put

        A liquidity put contract requires the counterparty to purchase new funding notes that represent the most senior positions in the CDO vehicle in the case of a disruption in the commercial paper market or if the CDO vehicle is unable to issue commercial paper at a rate below a specified maximum. The liquidity put contracts absorb variability of the CDO vehicle.

Potentially Significant Exposure Conclusion

        Where Citigroup or a third party is counterparty to a plain-vanilla interest rate swap with a CDO vehicle, the interest rate swap will not be considered an absorber of variability. Where Citigroup or a third party holds an interest in a CDO vehicle, in the form of a cash or unfunded note (e.g., the sale of protection to the CDO vehicle by Citigroup), Citigroup or a third party would evaluate that exposure to determine whether the amount held provides an obligation to absorb the losses of the CDO entity that could potentially be significant to the variable interest entity. Where Citigroup has retained significant portions of the "super-senior" positions issued by certain CDOs, we have concluded that the Company has an obligation to absorb losses of the entity that could potentially be significant to the variable interest entity. Where Citigroup is the liquidity put counterparty, Citigroup has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity.

CITI B-33

FOIA Confidential Treatment Requested by Citigroup Inc.

        2.     We note your response to prior comment 11 to our letter dated April 30, 2010. In regard to the equity and credit-linked note structures discussed in your response, please address the following related to each of your equity and credit-linked note structures:

a.
Provide a schematic of the transaction for each unique type of structure that you have engaged in.

        Please refer to the schematics for equity-linked note ("ELN") and credit-linked note ("CLN") transactions, attached as Appendix B.

        ELN transactions are designed to create and pass along a specified equity-linked return to investors, secured by a prepaid equity derivative executed with Citigroup. CLN transactions are designed to create and pass along a return indexed to a referenced credit or portfolio of credits. In CLN transactions, the VIE purchases a high-credit quality bond that serves to collateralize the CLNs held by the investors and the credit default swap executed with Citigroup. For both types of transactions, all key economic terms are agreed upfront and the VIE simply provides a mechanism to allocate contractually specified cash flows going forward. There is no active servicing or other decisions required. The transactions typically involve one or a small number of investors that specify their desired investment exposure. In certain other transactions, Citigroup markets the transaction more broadly. However, the general terms and mechanics of the VIEs are identical in each circumstance.

b.
Explain in greater detail why the impact of deconsolidation was an increase of total assets by $1.2 billion.

        Citigroup makes a market, at fair value, in the ELNs issued by the relevant VIEs. In some circumstances, investors holding greater than 50% of the ELNs of a specific VIE sell those ELNs back to Citigroup at fair value. Prior to adoption of ASC 810-10 (SFAS 167), we determined that Citigroup held a majority of the risks and rewards and should consolidate the relevant VIE in those circumstances. The impact of consolidation was to eliminate the ELNs held by Citigroup as assets against Citigroup's prepaid equity derivative (liability) to the VIE. Upon adoption of ASC 810-10 (SFAS 167), we concluded that Citigroup does not have power and should not consolidate the relevant VIEs, including in circumstances where Citigroup purchases more than 50% of the ELNs from Investors at fair value. Upon deconsolidation of those transactions on adoption of ASC 810-10 (SFAS 167), Citigroup reflected the ELNs purchased from investors and held in inventory as assets and the prepaid equity derivatives as liabilities, resulting in an increase in assets of $1.2 billion.

CITI B-34

FOIA Confidential Treatment Requested by Citigroup Inc.

c.
Provide additional information about the design of the entity, including but not limited to:

•
Describe the other parties involved with the entity, including which party is the transferor/depositor of the notes and derivative into the entity;

        For ELN transactions, parties involved with the VIE include:

    •
    Investors in the ELNs;

    •
    Citigroup as prepaid equity derivative counterparty;

    •
    rating agencies (where the ELNs are rated);

    •
    a third-party administrator (provides administrative, accounting and related services to the VIE);

    •
    Citigroup as arranger for the ELN issuance (although ELN transactions are generally executed only once Investors have agreed to purchase the ELNs); and

    •
    Citigroup as provider of administrative functions such as Trustee, Paying Agent, Transfer Agent, Registrar, Exchange Agent, Calculation Agent and Redemption Agent.

        For CLN transactions, parties involved with the VIE include:

    •
    Investors in the CLNs;

    •
    Citigroup as transferor of bonds to the VIE and as derivative counterparty;

    •
    rating agencies (where the CLNs are rated);

    •
    a third-party administrator (provides administrative, accounting and related services to the VIE);

    •
    Citigroup as arranger for the CLN issuance (although CLN transactions are generally executed only once Investors have agreed to purchase the CLNs); and

    •
    Citigroup as provider of administrative functions such as Trustee, Custodian, Paying Agent, Transfer Agent, Registrar, Exchange Agent, Calculation Agent, Disposal Agent and Redemption Agent.

  •
  Which party initiates the transaction, including marketing the product to potential investors;

        Citigroup and the Investors initiate the transaction. In certain circumstances, Investors approach Citigroup with specific desired transaction terms (e.g., tenor, collateral, underlying referenced equity or credit exposures, etc.), and in other circumstances Citigroup more actively markets a transaction to potential investors. However, each transaction is set up with the input and approval of third parties, including the Investors and rating agencies (where applicable). No transactions are executed without willing investors, and the key economic terms of each transaction are separately negotiated

CITI B-35

FOIA Confidential Treatment Requested by Citigroup Inc.

between Citigroup and the Investors. The mechanics and framework for the relevant VIEs are the same whether Investors initially approach Citigroup, or Citigroup more actively markets a transaction to potential Investors.

  •
  Whether the entity issues beneficial interests following an initial issuance; and

        In certain limited circumstances, primarily in CLN transactions, an Investor decides to increase its investment before or shortly after the initial issuance of CLNs. In those circumstances, the VIE will issue additional beneficial interests on substantially the same terms as the initial issuance.

  •
  Whether there is any refinancing, modification or reissuance of the entity's own notes.

        There is rarely, if ever, a refinancing, modification or reissuance of a VIE's notes. Should an Investor want a different exposure (e.g., a different referenced credit underlying the CLN), the Investor would sell its CLN to Citigroup at fair value, the relevant VIE transaction would be terminated, and a new transaction would be executed through a new VIE.

d.
Your response indicates that there are no ongoing decisions that significantly impact the economic performance of the transaction. Tell us whether you believe the entity has no activities. Also, tell us what activities arise in the event of default of the entity or one of its counterparties.

        The relevant VIEs have ongoing activities that are administrative in nature. For example, in ELN transactions, the VIE collects payments from Citigroup under the prepaid equity derivative and remits those payments to Investors. In CLN transactions, the VIE collects payments on the bonds it owns, makes or receives ongoing derivative settlements with Citigroup, and remits coupons to Investors. There are ongoing activities, but in our view, none of those activities require "power" as contemplated in ASC 810-10 (SFAS 167) or significantly impact the economic performance of the transaction. The key economic terms of the transaction are specified upfront. The ongoing activities are necessary as a framework/mechanism for the transaction as a way to legally allocate the cash flows based on those agreed terms. Refer to our response to comment 2.g. below for further discussion of why Citi concluded that its involvement in the design of VIE does not result in Citi's having power over the activities that most significantly impact the economic performance of the VIE.

CITI B-36

FOIA Confidential Treatment Requested by Citigroup Inc.

        In ELN transactions, the only asset of the VIE is a prepaid equity derivative with Citigroup. The VIE cannot default per se, because the terms of the ELNs specify that only those amounts collected by the VIE will be remitted to Investors. Should Citigroup default on the prepaid equity derivative, the Trustee (Citigroup) would proceed through the normal bankruptcy process on behalf of the VIE (ELN Investors) as one of the creditors of Citigroup.

        In CLN transactions, the assets of the VIE include bonds and derivatives executed with Citigroup. If the issuer of the bonds were to default, the Trustee would direct the Disposal Agent to solicit bids from third parties for the bonds. The proceeds from the sale, along with a final settlement on any derivative contracts executed with Citigroup, would be remitted to Investors. If Citigroup, as derivative counterparty, defaults, the Trustee (Citigroup) would proceed through the normal bankruptcy process on behalf of the VIE (CLN Investors) as one of the creditors of Citigroup. In certain transactions, there are automatic termination provisions if the fair value of the bonds were to exceed a certain percentage of the fair value of the derivative contracts and the fair value is an asset (receivable) for Citigroup. In those circumstances, the Disposal Agent would solicit bids for the bonds, and the proceeds, along with a final settlement on the derivative contracts executed with Citigroup, would be remitted to Investors. Note that in practice, should the bonds suffer a ratings downgrade or otherwise show signs of credit deterioration, the Investor would generally request to sell their CLNs to Citigroup at fair value, and the transaction would be terminated.

e.
If there are ongoing activities and/or activities that arise in the event of default of the entity or one of its counterparties, tell us which party has the power to direct those activities, what the creditor and equity holder voting rights are, which party establishes the terms of the entity, which party approves counterparties/investors to the entity, and which party administers the entity, such as note/derivative servicing, custodial reports and compliance with organizing documents.

Execution of administrative activities

        Refer to the discussion in our responses to Staff comment 1c. and 1d. above on the ongoing administrative activities of the VIEs and the activities that arise in the event of default. The relevant service provider (generally Citigroup, except for the VIE administrator who performs various accounting and other administrative functions) executes those activities. For example, in ELN transactions Citigroup as Paying Agent would collect the amounts paid by Citigroup under the prepaid equity derivative and remit those amounts to Investors. In CLN transactions, should the bonds default, then Citigroup as Trustee would direct Citigroup as Disposal Agent to solicit bids on the bonds. The bonds would be sold, and Citigroup as Paying Agent would remit the proceeds (net of any settlement amount on the derivative contracts executed between Citigroup and the VIE) to Investors.

CITI B-37

FOIA Confidential Treatment Requested by Citigroup Inc.

Equity holder voting rights

        There are no significant equity holder voting rights. The VIEs generally issue a nominal amount of legal form equity that is held on trust for a charitable organization. The equity provides no voting or substantive economic rights.

Creditor (Investor) voting rights

        For ELN transactions, Investors have essentially no decision-making rights. For CLN transactions, Investors are granted limited decision making rights, typically by majority vote. The primary right is to request substitution of the bonds (collateral) held by the VIE among a list of pre-specified collateral types (meeting certain specified requirements). In practice, that right has not been executed. The Investors also have the right to call extraordinary meetings in which they may propose to alter the transaction by majority vote. Noteholder meetings are extremely rare. In practice, should an Investor wish to make changes to the economic terms of its transaction, it would request that Citigroup purchase its CLNs at fair value, and the transaction would be terminated.

Which party establishes the terms of the entity

        Citigroup, the Investors, and rating agencies (where applicable) establish the terms of the entity. No transactions are executed without willing Investors, and the key economic terms of each transaction are separately negotiated between Citigroup and the Investors. The terms of the entity are necessary to arrange a framework/mechanism for the transaction. The entity is set up as a way to legally allocate cash flows.

Which party approves counterparties to the entity

        Citigroup and the Investors jointly "approve" the counterparties to the entity by negotiating and deciding to execute the transaction.

Which party administers the entity

        See discussion above. Citigroup provides most administrative functions. A third-party service provider performs accounting and similar administrative functions for the VIE.

f.
Your response indicates that you make a secondary market in the notes at fair value. Tell us how you considered whether the secondary market activities provide implicit support to the variable interest entity. As part of your response, please tell us whether you have ever declined to purchase in the secondary market, and whether the entity's liabilities are static following initial issuance.

CITI B-38

FOIA Confidential Treatment Requested by Citigroup Inc.

        Citigroup makes a secondary market in the ELNs and CLNs at fair value. We do not consider transactions executed at fair value to be a form of implicit support. For ELN transactions, the purchase of the ELNs is in substance the termination of the relevant portion of the prepaid equity derivative with the VIE. Once a certain amount of ELNs are purchased at fair value for a specific transaction, Citigroup then takes the administrative step to redeem that portion of the ELNs and reduce the notional amount of the prepaid equity derivative. Most CLN transactions involve one or a limited number of Investors. Shortly after Citigroup purchases the CLNs at fair value, the relevant transaction is liquidated (bonds are sold to a market counterparty and derivative transactions are unwound).

        Since there is no active or liquid market for the ELNs and CLNs, the repurchase price at fair value is a negotiated transaction between Citigroup and the relevant Investor. Once the price is agreed, the purchase is executed. There are circumstances where Citigroup and the Investor cannot reach agreement on the price and the purchase is not executed.

        The ELNs and CLNs are static following initial issuance, except for the limited circumstance described in our response to Staff comment 1c. above and where Citigroup takes the administrative step to redeem notes.

g.
Your response indicates that the proceeds from the issuance of the notes are passed on to you under a prepaid equity derivative. Tell us how you considered whether holding this derivative gave you incentive to establish the terms of the structure.

        We considered all of Citigroup's involvement in the design and ongoing operations of the VIE, as well as Citigroup's role as prepaid equity derivative counterparty, to determine if Citigroup has power. Since there are no ongoing decisions that significantly impact the performance of the VIE, we concluded it was important to assess whether the "sponsorship" or initial set-up of the VIE constitutes power. While Citigroup could be viewed as one sponsor of the VIE (or as the entity that initially established the VIE), and is involved in the structuring and ongoing administration of each transaction, we believe that does not result in power for the following reasons:

  •
  ASC 810-10-25, paragraph 25-38F (paragraph 14F of SFAS 167) states "although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE."

  •
  Citigroup sets up the transaction with the input and approval of third-parties, including the Investors and rating agencies. No transactions are executed without

CITI B-39

FOIA Confidential Treatment Requested by Citigroup Inc.

    willing Investors, and the key economic terms of each transaction are separately negotiated between Citigroup and the Investors. The terms of the prepaid equity derivative and the fact that the assets held by the VIE will be "static" is a joint agreement. Therefore, there is not really one sponsor but various parties that negotiate to arrange the desired transaction.

  •
  The sponsorship or set-up of the VIE is necessary to arrange a framework/mechanism for the transaction. The VIE is merely set up as a way to legally allocate cash flows, but is in no way designed to provide any one party with power. Citigroup's role does not change depending on the level of its economic involvement—that is, the transaction documents are the same whether or not Citigroup holds any of the ELNs issued by the VIE.

h.
Please describe the benefits or obligations for each of the parties identified in (c) above, and tell us the nature of the benefits or obligations, whether implicit or explicit. As part of your response, please describe whether those arrangements could potentially be significant.

        Citigroup obtains benefits as derivative counterparty by making commercial profits on the transactions, and has the ongoing obligation to perform under those derivatives. In its various administrative roles, Citigroup charges arm's-length fees and is obligated to perform the various required administrative functions. For the reasons discussed in more detail below, we concluded that the derivatives and fees earned for providing the administrative functions are not variable interests under ASC 810-10 (SFAS 167) (and therefore cannot potentially be significant). ASC 810-10-25, paragraph 25-38G (paragraph 14G of SFAS 167) indicates that an enterprise's economic interests in a variable interest entity may be used as an indicator of power. Implementation guidance published by the "big 4" accounting firms considers an example where decisions relating to the ongoing activities of a VIE may not be expected to significantly affect the economic performance of that VIE (that is, decisions are predominantly administrative in nature, and do not confer power). The guidance indicates that it would "generally be appropriate to conclude that the enterprise with ...a significant economic interest [in the VIE] made the decisions at the inception of the VIE or that the decisions were essentially made on the enterprise's behalf." Since the derivatives and administrative services provided by Citi are not variable interests, we concluded that Citigroup's participation in the design of the entity would not confer power to Citigroup.

Derivatives

        ASC 810-10 (FSP FIN 46R-6) provides guidance on determining which risks an entity was designed to create and pass along, and which contracts issued or executed by the VIE should be considered variable interests. Based on the guidance in ASC 810-10 (FSP FIN 46R-6),

CITI B-40

FOIA Confidential Treatment Requested by Citigroup Inc.

the equity derivative (ELN transactions) and purchased credit default swap and other derivatives (CLN transactions) are not variable interests (but rather creators of variability) because:

  •
  the derivatives provide exposure to an underlying or underlyings selected by the Investors according to their individual investment requirements;

  •
  the VIE is designed to deliver the return required by the Investors in a format (for example an issued ELN as opposed to a direct investment) specified by Investors given their individual investment restrictions, regulatory requirements, tax position, or other factors; and

  •
  the derivatives' underlying is a market observable variable (for example an equity security, referenced credit, or interest rate index). The economic performance of the transaction (that is, the Investor's return) is driven by changes in those underlyings.

Administrative Services

        Citigroup entities provide various administrative services to the VIEs. Those services do not constitute power, and would also not be considered variable interests at inception of the transaction per the guidance in ASC 810-10-55, paragraph 55-37 (paragraph B22 of SFAS 167). All of the following conditions in that paragraph are met:

  a.
  The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

  b.
  Substantially all of the fees are at or above the same level of seniority as other operating liabilities of the entity that arise in the normal course of the entity's activities, such as trade payables.

  c.
  The decision maker or service provider and its related parties, if any, do not hold other interests in the variable interest entity that individually, or in the aggregate, would absorb more than an insignificant amount of the entity's expected losses or receive more than an insignificant amount of the entity's expected residual returns.

  d.
  The service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm's length.

  e.
  The total amount of anticipated fees is insignificant relative to the total amount of the variable interest entity's anticipated economic performance.

  f.
  The anticipated fees are expected to absorb an insignificant amount of the variability associated with the entity's anticipated economic performance.

CITI B-41

FOIA Confidential Treatment Requested by Citigroup Inc.

Investors

        Investors hold the variable interests in the relevant VIEs. They hold the benefits from positive returns and have the obligation to absorb negative returns. Refer to the discussion above related to ASC 810-10-25, paragraph 25-38G (paragraph 14G of SFAS 167).

Rating Agencies and Other Administrative Service Providers

        The rating agencies and other administrative service providers perform services in return for fees. We do not believe the rights and obligations held by these parties would be considered variable interests, or could potentially be significant.

        Concluding remarks to Staff's comment 2: We performed a thorough analysis of ELN and CLN transactions, including detailed discussions with our external auditors. We carefully scrutinized comments of the Chief Accountant of the SEC with regards to the removal of qualifying special purpose entities under U.S. GAAP (although the ELN and CLN transactions described in this response were not structured as qualifying special purpose entities). We performed an in-depth analysis of the ongoing administrative functions required for ELN and CLN transactions and concluded that none of those administrative functions represent power to direct the activities of the VIEs that most significantly impact the economic performance. Citigroup analyzed the sponsorship and set-up of the VIE, including implementation guidance provided by the "big 4" accounting firms, and concluded that Citigroup's involvement in the set-up does not constitute power. Our conclusions under ASC 810-10 (SFAS 167) are consistent with our conclusions under ASC 810-10-05 (FIN 46R) and previous literature, except for certain ELN transactions that actually had the impact of grossing-up Citigroup's balance sheet. Finally, we carefully assessed how Citigroup's purchases of notes at fair value from Investors would impact the consolidation analysis, and concluded that those purchases would not confer power to Citigroup and should not change the initial conclusions under ASC 810-10 (SFAS 167). Citigroup believes we have exercised good-faith professional judgment and that our resulting accounting clearly represents the substance of the transactions and Citigroup's economic position.

*********

CITI B-42

FOIA Confidential Treatment Requested by Citigroup Inc.

        In connection with responding to the Staff's comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/s/ JOHN C. GERSPACH John C. Gerspach Chief Financial Officer

CITI B-43

FOIA Confidential Treatment Requested by Citigroup Inc.

Appendix A—Schematics of CDO Transactions

CASH CDO TRANSACTIONS

CITI B-44

FOIA Confidential Treatment Requested by Citigroup Inc.

SYNTHETIC CDO TRANSACTION

CDS on ABS
CDO Special Purpose Vehicle
Manager
Underlying Assets
CDO Liabilities
Credit Protection
Senior AAA
"Super-Senior" *
Citigroup purchases credit protection through CDS
Sell credit protection through CDS
Junior AAA
"Senior" **
AA
"Senior Mezz" **
Premium
A "Mezz" **
BBB "Jr Mezz" **
Unrated Equity **
Credit Risk Transferred
* Issued in the form of CDS
** Issued as Credit Linked Notes

CITI B-45

FOIA Confidential Treatment Requested by Citigroup Inc.

Appendix B—Schematics of Equity-Linked and Credit-Linked Note Transactions

EQUITY-LINKED NOTE TRANSACTIONS

Step 1: Variable Interest Entity (VIE) issues Equity-Linked Notes (ELNs) to Investors for cash.

Step 2: VIE remits the cash proceeds to Citi under a prepaid equity derivative. The terms of the prepaid equity derivative and the ELNs are identical.

Ongoing: Citi makes payments due under the prepaid equity derivative. VIE remits those payments to Investors.

CITI B-46

FOIA Confidential Treatment Requested by Citigroup Inc.

CREDIT-LINKED NOTE TRANSACTIONS

Step 1: Variable Interest Entity (VIE) issues Credit-Linked Notes (CLNs) to Investors for cash.

Step 2: VIE uses the cash proceeds to purchase bonds (debt securities) from Citi. The bonds are generally issued by third-party issuers, but in certain transactions are issued by Citi.

Step 3: Citi and VIE enter into an interest rate swap or cross-currency swap whereby VIE pays Citi the coupon (and in certain cases principal) on the bonds and receives the coupon (and in certain cases principal) on the CLNs. Citi purchases credit protection on a referenced underlying or underlyings from the VIE. The same referenced underlying or underlyings are present in the CLNs.

Ongoing: Absent a credit event on the referenced underlying or underlyings, (a) VIE collects coupons on the bonds, (b) Citi and the VIE exchange periodic settlements on the derivative transactions, and (c) VIE makes coupon payments on the CLNs. Upon a credit event on the referenced underlying or underlyings, VIE makes a payment to Citi under the CDS. Settlement provisions are specified in the transaction documents.

CITI B-47

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FOIA Confidential Treatment Requested by Citigroup Inc.
FOIA Confidential Treatment Requested by Citigroup Inc.
FOIA Confidential Treatment Requested by Citigroup Inc.
FOIA Confidential Treatment Requested by Citigroup Inc.
FOIA Confidential Treatment Requested by Citigroup Inc.
FOIA Confidential Treatment Requested by Citigroup Inc.
Appendix A—Schematics of CDO Transactions
CASH CDO TRANSACTIONS
FOIA Confidential Treatment Requested by Citigroup Inc.
SYNTHETIC CDO TRANSACTION
FOIA Confidential Treatment Requested by Citigroup Inc.
Appendix B—Schematics of Equity-Linked and Credit-Linked Note Transactions
EQUITY-LINKED NOTE TRANSACTIONS
FOIA Confidential Treatment Requested by Citigroup Inc.
CREDIT-LINKED NOTE TRANSACTIONS